UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Bilibili Inc.

(Name of Subject Company (Issuer))

Bilibili Inc.

(Name of Filing Person (Issuer))

0.50% Convertible Senior Notes due 2026

(Title of Class of Securities)

090040AF3

(CUSIP Number of Class of Securities)

Xin Fan

Chief Financial Officer

Building 3, Guozheng Center

No. 485 Zhengli Road, Yangpu District

Shanghai 200433

The People’s Republic of China

Telephone: +86 (21) 2509-9255

with copy to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China Telephone: +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of November 23, 2021 (the “Indenture”), by and between Bilibili Inc. (the “Company”) and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), for the Company’s 0.50% Convertible Senior Notes due 2026 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to repurchase the Notes, as set forth in the Company’s Notice to the Holders dated October 21, 2024 (the “Repurchase Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Repurchase Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1	through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Repurchase Right. The Notes are convertible into the Company’s American depositary shares, each representing one Class Z ordinary share, par value US$0.0001 per share of the Company, subject to the terms, conditions, and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai 200433, People’s Republic of China, and the telephone number at this address is +86 21 2509-9255. The Company’s registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Right is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Right is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Repurchase Right applies to all outstanding Notes. The financial condition and results of operations of the Company, its subsidiaries and the consolidated affiliate entities are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)	Exhibits.

(a)(1)*	Repurchase Right Notice to Holders of 0.50% Convertible Senior Notes due 2026 issued by the Company, dated as of October 21, 2024.

(a)(5)*	Press Release issued by the Company, dated as of October 21, 2024.

(b)	Not applicable.

(d)

Indenture, dated November  23, 2021, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.7 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2022 (File No. 001-38429)).

(g)	Not applicable.

(h)	Not applicable.

(b)	Filing Fee Exhibit

*	Filing Fee Table.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Repurchase Right Notice to Holders of 0.50% Convertible Senior Notes due 2026 issued by the Company, dated as of October 21, 2024.

(a)(5)*	Press Release issued by the Company, dated as of October 21, 2024.

(d)	Indenture, dated November 23, 2021, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.7 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2022 (File No. 001-38429)).

(b)*	Filing Fee Table.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bilibili Inc.

By:	/s/ Rui Chen
Name:	Rui Chen
Title:	Chairman of the Board of Directors
and Chief Executive Officer

Dated: October 21, 2024

4